Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Outlook Therapeutics, Inc.:

We consent to the use of our report incorporated by reference herein.

Our report dated December 23, 2020 contains an explanatory paragraph that states that Outlook Therapeutics, Inc. has incurred recurring losses and negative cash flows from operations since its inception and has an accumulated deficit of $289.7 million as of September 30, 2020 that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 26, 2021